September 29, 2025

Jeffrey D. Lorenger
Chief Executive Officer
HNI CORPORATION
600 East Second Street
P.O. Box 1109
Muscatine, Iowa 52761-0071

       Re: HNI CORPORATION
           Registration Statement on Form S-4
           Filed September 12, 2025
           File No. 333-290205
Dear Jeffrey D. Lorenger:

       We have conducted a limited review of your registration statement and have the following comment(s).

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Registration Statement on Form S-4 Filed September 12, 2025
Cover Page

1. The disclosure in the fourth paragraph covering the merger consideration is difficult to follow. Consider providing an illustrative example(s), perhaps in tabular format, of the cash to be paid and the number of HNI common stock that will be issued for one share of HNI based on the variations described. Discussing quotients, volume-weighted average closing prices, and number of trading days, while technically necessary, obscures the ability of a reader to understand what exactly they are receiving in the merger. Please revise here and the bullets on pages 122 and 123.
2.     We note disclosure that the HNI common stock reference price is based upon a
       trading price of HNI   s common stock over a certain period of time
after the
       shareholder vote. Please disclose that Steelcase   s shareholders will
not know at the
 September 29, 2025
Page 2

       time of the vote the number of shares that they will receive.
General

3. It appears that Steelcase shareholders will not make their cash/stock consideration election at the same time as their vote. Please advise us of the applicability of the tender offer rules to the cash election.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       Please contact Jenny O'Shanick at 202-551-8005 or Jay Ingram at 202-551-3397 with any questions.



                                                             Sincerely,

                                                             Division of
Corporation Finance
                                                             Office of
Manufacturing
cc:   James P. Dougherty